Catalyst Paper Corporation
2nd Floor - Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

News Release

March 29, 2010

Stronger market prompts Catalyst to restart 2nd Crofton pulp line

Richmond, BC – Catalyst Paper (TSX:CTL) today announced that it will restart the second line of pulp production at its Crofton NBSK kraft mill in early May, taking advantage of a stronger market. The first line of pulp production was restarted in October 2009 following a seven-month curtailment of the entire kraft mill due to weak pulp demand and pricing.

“We have adequate fibre supply and sales to support the additional volume which allows us to take advantage of the current uptick in pricing,” said Richard Garneau, president and chief executive officer. “We’ll run as long as the economics are positive and will be keeping a very close watch on the order file and inventory levels.”

Restart of Crofton’s second line of production will add 165,000 tonnes of pulp capacity on an annualized basis. All Crofton pulp mill employees who are currently on layoff will be recalled.

Catalyst Paper manufactures diverse specialty printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With six facilities located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 2.5 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL. Catalyst is listed on the Jantzi Social Index® and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

For more information:

Lyn Brown
Vice-President, Corporate Relations
604-247-4713